Exhibit 99.1

GERDAU S.A.

Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19

MATERIAL FACT

We announce that in the Board of Directors Meeting of GERDAU S.A. (“Company”) held on December 6th, 2018, in accordance with its bylaws and CVM Instructions 10/80 and 268/97, decided to authorize the Company to acquire shares of its own issue.

Purposes: (i) to meet the needs of the Long-Term Incentive Program of the Company and its subsidiaries, (ii) held in treasury, (iii) cancellation or (iv) subsequent sale on the market.

The acquisitions will be carried out supported from its existing profit reserves, with the Executive Committee responsible for establishing the number of shares and the opportune moment for each transaction.

Number of shares to be acquired: up to 6,000,000 preferred shares (GGBR4), representing in aggregate approximately 0.57% of the preferred shares comprising the free-float, which on October 31th, 2018 totaled 1,048,257,933 shares.

Acquisition period: from December 7th, 2018, for a maximum period of one month, until January 7th, 2019, inclusive.

The transactions will be carried out on the stock exchange of São Paulo (“B3”), at market prices, through the intermediation of the following brokerages:

• Itaú Corretora de Valores S.A.

Avenida Faria Lima, 3.500, 3º andar, Itaim Bibi, São Paulo, SP;

• Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Avenida Paulista, 1.450, 7°andar, Bela Vista, São Paulo, SP; and

• BTG Pactual CTVM S.A.

Avenida Faria Lima, 3477, 11º andar, Itaim Bibi, São Paulo, SP.

São Paulo, December 7th, 2018.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Director